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SECU 05035523 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING SECTION RECEIVED FEB 24 2005 WASH., D.C. 203

SEC FILE NUMBER

8- 66094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/23/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CONSOR ADVISORS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 GATE 5 ROAD, SUITE 320
(No. and Street)

SAUSALITO	CALIFORNIA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS — (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfredo Barreto, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSOR ADVISORS LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTIN EDMUND KONOPASKI
COMM. #1350831
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
My Comm. Expires April 12, 2006

Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Member of
Consor Advisors LLC
Sausalito, California

We have audited the statement of financial condition of Consor Advisors LLC, a wholly owned subsidiary of Consor Partners LLC, as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period from inception (July 27, 2003) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consor Advisors LLC, as of December 31, 2004, and the results of its operations and its cash flows for the initial period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2005

CONSOR ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 36,261

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 500
State taxes payable	2,500
Total liabilities	3,000
Member's equity	33,261
	$ 36,261

See notes to financial statements.

CONSOR ADVISORS LLC

STATEMENT OF OPERATIONS

For the Period from Inception (July 27, 2003) to December 31, 2004

REVENUES	
Consulting fees	$ 465,000
Private placement fees	280,943
Realized loss on securities owned	(78,300)
	667,643
EXPENSES	
Consulting fees	414,450
Professional fees	12,736
Regulatory fees	10,447
Other operating expenses	568
	438,201
INCOME BEFORE INCOME TAXES	229,442
INCOME TAXES	4,100
NET INCOME	$ 225,342

See notes to financial statements.

CONSOR ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Period from Inception (July 27, 2003) to December 31, 2004

Contributions	$ 80,000
Net income	225,342
Distributions	(272,081)
Balance, December 31, 2004	$ 33,261

See notes to financial statements.

CONSOR ADVISORS LLC

STATEMENT OF CASH FLOWS

For the Period from Inception (July 27, 2003) to December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 225,342
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash charges (credits) to net income:	
Securities received in lieu of cash for placement fees	(78,300)
Realized loss on sale of securities received in lieu of cash	78,300
Change in assets and liabilities:	
(Decrease) increase in:	
Accounts payable	500
State taxes payable	2,500
Net adjustments	3,000
Net cash provided by operating activities	228,342
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	80,000
Distributions	(272,081)
Net cash used by financing activities	(192,081)
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,261
CASH AND CASH EQUIVALENTS, December 31, 2004	$ 36,261

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 1,600
	Interest	$ 0

See notes to financial statements.

NOTE A – Organization and Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Consor Advisors LLC (the Company), a California limited liability company, was formed in July, 2003, with a termination date of December 31, 2022. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission and became licensed with the National Association of Securities Dealers, Inc. in December, 2003.

The Company's primary operating objective is to serve as a broker-dealer that provides companies with consulting services that include raising private equity, mergers and acquisitions transactions and financial advisory services.

The Company is a wholly owned subsidiary of Consor Partners LLC (the Parent). These financial statements do not include any accounts of the Parent or any of its affiliates.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Consulting and private placement fees are recognized as revenue when earned per fee contract or the success of a predetermined event

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the Parent's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

NOTE A – Summary of Significant Accounting Policies (Continued)

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE B – Concentrations of Credit Risk

Due the nature of the advisory business, the Company's revenue during the period from inception to December 31, 2004 was generated from 4 customers, of which 54% was earned from one customer.

NOTE C – Related Parties – Common Control

Only certain direct operating expenses are incurred by the Company and are included in the statement of operations. The Company has an agreement with the Parent under which the Parent provides management, office facilities and other services to the Company. No fees were charged for such services from inception to December 31, 2004. There were no unpaid fees to the Parent at December 31, 2004. An estimate of what these expenses would have been had the Company been an independent entity is not reasonably determinable.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $ 33,261 which is $ 28,261, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .09 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

CONSOR ADVISORS LLC

COMPUTATION OF NET CAPITAL

December 31, 2004

NET CAPITAL

Member's equity	$ 33,261

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 500
State taxes payable	2,500
	$ 3,000

COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS

Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 28,261
Ratio of aggregate indebtedness to net capital	.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,761
Audit adjustment – Cash	(10,000)
State taxes payable	(2,500)
Net capital as reported herein	$ 33,261
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 500
Audit adjustments - State taxes payable	2,500
Aggregate indebtedness, as reported herein	$ 3,000

These differences result in a ratio of aggregate indebtedness to net capital of .09 to 1.0 rather than .01 to 1.0 as previously reported.

CONSOR ADVISORS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 16, 2005

To the Member of
Consor Advisors LLC
Sausalito, California

We have audited the financial statements of Consor Advisors LLC for the period from inception (July 27, 2003) to December 31, 2004 and have issued our report thereon dated February 16, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Consor Advisors LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Consor Advisors LLC, taken as a whole. Our study and evaluation disclosed no condition that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Consor Advisors LLC may occur and not be detected within a timely period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clarkl & Grove

CERTIFIED PUBLIC ACCOUNTANTS